Exhibit 99.1

MAGELLAN PETROLEUM CORPORATION ANNOUNCES THIRD QUARTER RESULTS

Portland, Maine, May 11, 2009 — Magellan Petroleum Corporation (NASDAQ: MPET) (ASX: MGN) reported consolidated net income of $391,000 ($.01 per share) on gross revenues of $5.5 million in its third fiscal quarter ended March 31, 2009, as compared to net income of $936,000 ($.02 per share) on revenues of $9.5 million in last year’s third quarter.

For the nine-month period ended March 31, 2009, the Company reported net income of $1.4 million ($.03 per share) on $21.1 million in revenues, compared to a net loss of $10.3 million ($.25 per share) on revenues of $29 million in the prior period last year.

Magellan’s President and Chief Executive Officer, William H. Hastings said “Weak energy markets coupled with production declines negatively affected year over year performance through March 31, 2009, after taking into consideration last year’s tax settlement which is a special item. We are facing 2009’s challenges head-on; active gas sales negotiations are ongoing, and significant expense reduction programs are being discussed for our fields, including consolidation possibilities. We will persist with our efforts to improve near-term performance while we target significant larger-scale growth.

Unlike most companies at this stage, we are in a unique position to capitalize on record low asset prices, to examine acquisition of “challenged” companies as a result of current capital market conditions, and have access to growth capital as evidenced by our Securities Purchase Agreement with Young Energy Prize S.A. Other capital providers have expressed interest and we are working diligently to add value from this combination of circumstances.”

The following is a discussion of the financial results for the three and nine months ended March 31, 2009.

Quarter Ended March 31, 2009

Oil sales decreased 62% to $1.7 million in 2009 from $4.4 million in 2008. This reduction is due to a 29% decrease in production, a 29% decrease in the average price per barrel and a 27% decrease in the average exchange rate. The production in the Nockatunga fields continued to decline in this quarter as compared to prior periods. We expect the downward production trend in the Nockatunga fields to continue. Nockatunga is a high-cost area that does not justify incremental investment at current oil price levels.

Gas sales decreased 26% to $3.3 million in 2009 from $4.4 million in 2008. This is due to a 12% decrease in volume resulting from a decline in customer requirements and a 27% decrease in the average exchange rate partially offset by an 18% increase in the average price per mcf.

Interest income decreased 45% to $274,000 in 2009 from $500,000 in 2008 due to a decrease in market interest rates and a 27% decrease in the average exchange rate.

Exploration and dry hole costs increased to $1.4 million in 2009 from $335,000 in 2008. This increase is due to seismic survey costs of approximately $1.2 million related to the Nockatunga fields partially offset by the 27% decrease in the average exchange rate.

Depletion, depreciation and amortization decreased in 2009 to $1.1 million from $4.0 million in 2008. The decrease is due to lower depletable costs and the 27% decrease in the average exchange rate.

Auditing, accounting and legal services increased in 2009 to $602,000 from $215,000 in 2008 due mostly to legal fees related to the YEP transaction and the shareholder agreement (see Other Financial Matters below) of approximately $256,000 partially offset by the 27% decrease in the average exchange rate.

Other administrative expenses decreased to $735,000 in 2009 from $883,000 in 2008 due to costs related to director stock options that were incurred in 2008 but not in 2009 ($63,000), decrease in insurance expenses in 2009 and the 27% decrease in the average exchange rate, partially offset by due diligence costs related to the YEP transaction ($175,000).

The income tax provision decreased due to the decrease in income before taxes as well as the provision of the ATO settlement in the prior fiscal period. The Company has estimated the effective tax rate expected to be applicable for the full fiscal year. The rate used in providing for income taxes on a current year-to-date basis for the nine months ended March 31, 2009 is 46%. The Company revised its estimate from the effective rate of 70% used in providing income taxes for the six months ended December 31, 2008 due to a decrease in U.K. exploration expenses partially offset by an increase in the estimate of MPC loss for fiscal 2009, which do not generate a tax benefit. U.K. exploration expenses, expected to be incurred in 2009 will occur in 2010. U.K. exploration expenses previously expected to be incurred in 2009 will occur in 2010.

Nine Months Ended March 31, 2009

Oil sales decreased 35% to $9.2 million in 2009 from $14.1 million in 2008. This is due to a 29% decrease in production and the 16% decrease in the average exchange rate discussed below. We expect the downward production trend in the Nockatunga project to continue due to the poor reinvestment economics mentioned above.

Gas sales decreased 20% to $10.6 million in 2009 from $13.2 million in 2008. This is due to a 10% decrease in volume resulting from a decline in customer requirements and a 16% decrease in the average exchange rate partially offset by a 4% increase in the average price per mcf.

Exploration and dry hole costs decreased to $2.7 million in 2009 from $3.1 million in 2008. This decrease is due to Cooper Basin drilling costs incurred in 2008 but not in 2009 ($1.3 million) and the 16% decrease in the average exchange rate partially offset by seismic survey costs related to the Nockatunga fields ($1.2 million) and the write off and impairments of U.K. permits in 2009 ($321,000).

Depletion, depreciation and amortization decreased in 2009 to $5.7 million from $12.8 million in 2008 due to lower depletable costs and the 16% decrease in the average exchange rate.

Auditing, accounting and legal services increased in 2009 to $1.3 million from $774,000 in 2008 due mostly to legal fees related to the YEP transaction and the shareholder agreement (see Other Financial Matters below) of approximately $505,000 partially offset by the 16% decrease in the average exchange rate.

Other administrative expenses decreased to $2.0 million in 2009 from $2.5 million in 2008 due to costs related to the ATO settlement ($597,000) and director stock options ($63,000) that were incurred in 2008 but not in 2009, exchange rate gains ($326,000) in 2009, decrease in insurance expenses in 2009 ($127,000) and the 16% decrease in the average exchange rate, partially offset by due diligence costs related to the YEP transaction ($393,000).

The income tax provision decreased due to the decrease in income before taxes as well as the provision of the ATO settlement in the prior fiscal period. The Company has estimated the effective tax rate expected to be applicable for the full fiscal year. The rate used in providing for income taxes on a current year-to-date basis for the nine months ended March 31, 2009 is 46%. The Company revised its estimate from the effective rate of 70% used in providing income taxes for the six months ended December 31, 2008 due to a decrease in U.K. exploration expenses partially offset by an increase in the estimate of MPC loss for fiscal 2009, which do not generate a tax benefit. U.K. exploration expenses expected to be incurred in 2009 will occur in 2010.

Other Financial Matters

As previously disclosed on February 9, 2009, the Company entered into a definitive securities purchase agreement with Young Energy Prize S.A. (“YEP”), a Luxembourg corporation, providing for a $10 million equity investment in the Company. Closing under the purchase agreement is subject to receipt of shareholder approval of the investment and an amendment to the Company’s certification of incorporation, as well as other customary closing conditions.

Under the original terms of the securities purchase agreement, YEP will pay $10.0 million ($1.15 per share) to acquire a total of 8,695,652 shares of the Company’s Common Stock (the “Shares”) and five-year warrants entitling YEP to purchase 4,347,826 shares through warrant exercise at a price of $1.20 per share.

On April 3, 2009, the Company and YEP agreed to amend their securities purchase agreement to extend the outside termination date for the closing of YEP’s equity investment from April 30, 2009 to June 30, 2009, in order to provide sufficient time to conduct the 2008 Annual Meeting and complete the YEP equity investment transaction. The amendment also provides that, if YEP completes the purchase of the ANS Shares from the ANS Parties (see ANS discussion below) then the exercise price payable by YEP for the Warrant Shares shall be reduced from $1.20 to $1.15 per share.

On April 3, 2009, the Company and two of its shareholders, ANS Investments LLC and its CEO, Jonah M. Meer (together, the “ANS Parties”), entered into a settlement agreement that terminated proxy solicitation efforts of the ANS Parties on mutually agreeable terms. Under the terms of the settlement agreement, the ANS Parties have agreed to withdraw both the nomination of Mr. Meer as a director candidate and their other proposals, to terminate all proxy solicitation efforts with respect thereto, to support each of the proposals that the Company intends to present to its shareholders at the Annual Meeting and to vote all of their shares in favor of these proposals in accordance with the recommendation of the Company’s Board of Directors. In exchange, the Company agreed to reimburse the ANS Parties up to $125,000 for their legal and other expenses incurred by the ANS Parties related to their proxy solicitation efforts.

Separately, YEP and the ANS Parties on April 3, 2009 entered into an agreement by which YEP will, upon completion of YEP’s equity investment in the Company, purchase 568,985 shares of the Company’s common stock currently owned by the ANS Parties at a purchase price of $1.15 per share.

During the nine month period ended March 31, 2009, the Company issued 3.1 million stock options. These options have been issued under a new stock option plan which is subject to shareholder approval at the next annual shareholders meeting which will be held on May 27, 2009. As this approval is pending, there is no grant date for accounting purposes and, consequently, there was no financial statement impact during this period. If approved, the accounting impact of these options will be material to the Company’s financial statements.

Gas Contracts

MPAL’s major customer, Gasgo Pty. Ltd., a subsidiary of Power and Water Corporation (“PWC”) of the Northern Territory has contracted with Eni Australia for the supply of PWC’s Northern Territory gas demand requirement for twenty five years. Eni Australia, initially expected to commence sales in January 2009, is to supply the gas from its Blacktip field offshore of the Northern Territory. The Blacktip development has encountered significant development difficulty and delay. One Blacktip well was plugged and abandoned in March 2009 as non-commercial. MPAL and Santos (“Mereenie Producers”) will continue to supply PWC’s gas demand to augment Blacktip gas. There is a possibility that all Amadeus Basin gas deliverability could be combined with the distressed Blacktip flow to achieve efficiencies and savings for all Parties (producers and buyers) in the Darwin supply grid. There are significant unknowns with regard to Blacktip capability, efficiency, and natural gas deliverability. MPAL may, or may not, be able to contract for the sale of our remaining uncontracted reserves. Negotiations on this premise are active with ENI Australia, PWC, and with Darwin LNG Operator, ConocoPhillips. Unless MPAL is able to obtain additional contracts for its remaining gas reserves or be successful in its current exploration program, its revenues will be materially reduced beginning with 2010. Mereenie gas sales were approximately $15.5 million (net of royalties) or 85% of total gas sales for the year ended June 30, 2008 and $8.8 million (net of royalties) or 84% of total gas sales for the nine months ended March 31, 2009.

Forward Looking Statements

Statements in this release which are not historical in nature are intended to be, and are hereby identified as, forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995. These statements about Magellan and Magellan Petroleum Australia Limited (“MPAL”) may relate to their businesses and prospects, revenues, expenses, operating cash flows, and other matters that involve a number of uncertainties that may cause actual results to differ materially from expectations. Among these risks and uncertainties are the likelihood and timing of the closing of the YEP investment transaction, pricing and production levels from the properties in which Magellan and MPAL have interests, the extent of the recoverable reserves at those properties, the future outcome of the negotiations for gas sales contracts for the remaining uncontracted reserves at both the Mereenie and Palm Valley gas fields in the Amadeus Basin, including the likelihood of success of other potential suppliers of gas to the current customers of Mereenie and Palm Valley production. In addition, MPAL has a large number of exploration permits and faces the risk that any wells drilled may fail to encounter hydrocarbons in commercially recoverable quantities. Any forward-looking information provided in this release should be considered with these factors in mind. Magellan assumes no obligation to update any forward-looking statements contained in this release, whether as a result of new information, future events or otherwise.

Comparative, consolidated results for the three and nine month periods are shown in the following condensed consolidated statements of operations:

Contact: William H. Hastings, President and CEO of Magellan, (207) 776-5616

Daniel J. Samela, Chief Financial Officer of Magellan, at (860) 293-2006

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CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	THREE MONTHS ENDED MARCH 31,		NINE MONTHS ENDED MARCH 31,
	2009	2008	2009	2008
REVENUES:
Oil sales	$1,707,287	$4,442,241	$9,184,879	$14,062,782
Gas sales	3,291,615	4,433,188	10,600,544	13,195,352
Other production related revenues	523,611	660,634	1,348,058	1,973,843

Total revenues	5,522,513	9,536,063	21,133,481	29,231,977

COSTS AND EXPENSES:
Production costs	1,951,335	1,801,975	6,218,141	6,425,232
Exploration and dry hole costs	1,385,552	334,651	2,652,929	3,072,242
Salaries and employee benefits	386,450	395,685	1,200,435	1,216,034
Depletion, depreciation and amortization	1,130,134	3,989,223	5,691,415	12,763,443
Auditing, accounting and legal services	602,058	215,394	1,291,857	773,497
Accretion expense	118,206	180,461	396,482	526,849
Shareholder communications	179,674	98,762	392,846	300,050
Loss (gain) on sale of field equipment	211	3,209	12,072	(23,748)
Other administrative expenses	735,018	883,221	2,028,268	2,524,866

Total costs and expenses	6,488,638	7,902,581	19,884,445	27,578,465

Operating (loss) income	(966,125)	1,633,482	1,249,036	1,653,512
Interest income	273,641	500,121	1,362,185	1,559,200

(Loss) income before income taxes	(692,484)	2,133,603	2,611,221	3,212,712
Income tax benefit (provision)	1,083,101	(1,197,664)	(1,237,487)	(13,531,328)

NET INCOME (LOSS)	$390,617	$935,939	$1,373,734	$(10,318,616)

Average number of shares outstanding
Basic	41,500,325	41,500,325	41,500,325	41,500,325

Diluted	41,500,325	41,500,325	41,500,325	41,500,325

NET INCOME (LOSS) PER SHARE (BASIC AND DILUTED)	$0.01	$0.02	$0.03	$(0.25)